Mail Stop 3561

October 17, 2008

Mr. Daniel F. Medina
President
Genesis Companies Group, Inc.
255 S. Leland Norton Way
San Bernardino, CA 92408

> **Re: Genesis Companies Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed July 17, 2008**
> **File No. 033-34078-A**

Dear Mr. Medina,

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services